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19005662

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SEC Mail Processing

FEB 25 2019

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53117

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2018** (MM/DD/YY) AND ENDING **12/31/2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cammack LaRhette Brokerage, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 William Street, Suite 215
(No. and Street)

Wellesley	**MA**	**02481**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Volo **781-997-1426**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Dannible & McKee, LLP
(Name - if individual, state last, first, middle name)

Financial Plaza 221 So. Warren Street	**Syracuse**	**NY**	**13202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael Volo, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Cammack LaRhette Brokerage, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

ANNEMARIE O'HARA DAWNAROWICZ
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
November 28, 2019

Notary Public

SEC Mail Processing
25 2019
Washington, DC

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [x] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANNIBLE & MCKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-1628
(315) 472-9127 Fax (315) 472-0026

Report of Independent Registered Public Accounting Firm

February 14, 2019

To the Board of Directors and Stockholder of
Cammack LaRhette Brokerage, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cammack LaRhette Brokerage, Inc. (an S Corporation) (the "Company"), as of December 31, 2018, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes and computation of net capital and aggregate indebtedness (Schedule I) (collectively referred to as financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cammack LaRhette Brokerage, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Method

As discussed in Note 1 to the financial statements, the Company changed its method of revenue recognition in 2018 due to the adoption of ASU 2014-09 *Revenue from Contracts with Customers (Topic 606)*.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. Federal Securities Laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also

included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The schedule of computation of net capital and aggregate indebtedness (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of Cammack LaRhette Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of Cammack LaRhette Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule of computation of net capital and aggregate indebtedness is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dannible & McKee, LLP

Dannible & McKee, LLP

We have served as Cammack LaRhette Brokerage, Inc.'s auditors since 1998.

Syracuse, New York

CAMMACK LARHETTE BROKERAGE, INC.
(An S corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Current Assets		
Cash and cash equivalents (Note 1)	$	105,478
FINRA deposit		2,301
Distribution fees receivable (Note 1)		44,030
Prepaid expenses		9,284
Total assets	$	161,093
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accrued expenses	$	14,555
		14,555
Stockholder's equity		
Common stock, $1 par value,		
1,000 shares authorized,		
100 shares issued and outstanding		100
Retained earnings		146,438
Stockholder's equity		146,538
Total liabilities and stockholder's equity	$	161,093

The accompanying footnotes are an integral part of these financial statements.

CAMMACK LARHETTE BROKERAGE, INC.
(An S corporation)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:	
Recurring flat fee / distribution fees	$547,166
Recurring consulting	(971)
Total Revenue	546,195
Expenses:	
General and administrative	69,291
Business development	16,539
Total Expenses	85,830
Income before other expenses and income taxes	460,365
Other expenses:	
Management fees (Note 2)	(429,555)
Income before income taxes	30,810
Provision for income tax expenses:	
Current State and Local	385
Net Income	$ 30,425

The accompanying footnotes are an integral part of these financial statements.

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Shares	Stock Amount	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2017	100	$ 100	$ 171,013	$ 171,113
Stockholder's distributions (Note 2)			(55,000)	(55,000)
Net income			30,425	30,425
Balance at December 31, 2018	100	$ 100	$ 146,438	$ 146,538

The accompanying footnotes are an integral part of these financial statements.

CAMMACK LARHETTE BROKERAGE INC.
(An S Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash from operating activities:	
Net income	$ 30,425
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in FINRA Deposit	9,128
Decrease in distribution fees	971
Decrease in prepaid expenses	440
Decrease in accrued expenses	(99)
Total adjustments	10,440
Net cash provided by operating activities	40,865
Cash used in financing activities:	
Stockholder's distributions	(55,000)
Net Decrease in total cash	(14,135)
Cash at beginning of the year	119,613
Cash at end of the year	$ 105,478

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITY:	
Income taxes paid	$ 385

The accompanying footnotes are an integral part of these financial statements.

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTES TO FINANCIAL STATEMENTS:

NOTE 1 – Summary of significant accounting policies:

Cammack LaRhette Brokerage, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), and the Financial Regulatory Authority, Inc. (FINRA). The Company is incorporated in the Commonwealth of Massachusetts, effective February 1, 2007, and became a wholly-owned Subsidiary of Charles W. Cammack Associates, Inc. ("the Parent"), pursuant to an acquisition. The Company provides hospitals and other similar non-profit and for-profit groups with pension plan design, implementation and ongoing pension-related services. The Company earns all of its revenues from other broker-dealers and direct consulting.

Adoption of accounting principle - On January 1, 2018, the Company adopted, the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The adoption of this new requirement did not have an impact on prior periods so no adjustment to opening retained earnings was required.

Revenue recognition–distribution fees - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such, this is fulfilled on the trade date. Any fixed amounts are recognized on trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investors activities are known, which are usually monthly or quarterly. Distribution fees are recognized in the current period related to performance obligations that have been satisfied in prior periods.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less, when purchased, to be cash equivalents.

NOTE 1 – Summary of significant accounting policies (continued):

Receivables and credit policies – Distribution fees receivables are unsecured customer obligations, which are due under normal trade terms requiring payment within thirty days from the invoice date. Interest is not accrued on outstanding receivables.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will be collected. At December 31, 2018, management believes that an allowance for doubtful accounts is not required.

Concentration of credit risk – The majority of the Company's income is derived from the distribution fees earned from sales of products by a select group of investment companies. In 2018, approximately 38% of distribution fees earned came from two customers. Outstanding receivables at December 31, 2018, are due primarily from investment companies and are unsecured. Cash amounts held by financial institutions are insured by the Federal Deposits Insurance Corporation (FDIC). Balances in excess of the FDIC insurance are subject to normal credit risk.

Subsequent events – Management has evaluated subsequent events through February 14, 2019, the date that the financial statements were available for issue.

Income taxes – For income tax purposes, the Company is a Qualified Subchapter S Subsidiary. In this regard, for Federal and most state and local purposes, the liability for Federal and certain state and local income taxes are passed through to the stockholder, whether or not the income giving rise to such taxes has been distributed. The Company is subject to certain state and local taxes. Cash paid for state and local income taxes was $385 in 2018.

The Company does not believe that there are any significant exposures from uncertain tax positions. The Company will include interest on income tax liabilities in interest expense and penalties in operations, if such amounts arise. The Company is no longer subject to examination by tax authorities for the closed tax years before 2015.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2 – Related party transactions:

The Company has entered into a management agreement with the Parent. Management fees are charged in consideration of salaries, and certain operating expenses and other general and administrative expenses incurred on behalf of the Company. The Company was charged by the Parent $429,555 for management fees for the year ended December 31, 2018. The Company paid distributions to the Parent of $55,000 for the year ended December 31, 2018

NOTE 3 – Net capital requirements:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10-to-1).

The minimum net capital requirement is the greater of:

- 6 2/3% of aggregate indebtedness, or

- the minimum dollar requirement ($5,000).

At December 31, 2018, the Company had net capital of $90,923, which was $85,923 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.1601 to 1 at December 31, 2018.

SCHEDULE I

CAMMACK LARHETTE BROKERAGE, INC.
(An S corporation)
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2018

Net Capital:		
Total Stockholder's Equity	$	146,538
Adjustments to Net Capital:		
Accounts receivable and other assets		(55,615)
Net Capital, as defined	$	90,923
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)	$	5,000
Excess Net Capital	$	85,923
Aggregate Indebtedness:		
Accrued expenses	$	14,555
Ratio Of Aggregate Indebtedness To Net Capital		.1601 to 1

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

DANNIBLE & MCKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-1628
(315) 472-9127 Fax (315) 472-0026

Report of Independent Registered Public Accounting Firm

February 14, 2019

To the Board of Directors and Stockholder of
Cammack LaRhette Brokerage, Inc.

We have reviewed management's statements, included in the accompanying exemption report, under which (1) Cammack LaRhette Brokerage, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k), under which Cammack LaRhette Brokerage, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions"), and (2) Cammack LaRhette Brokerage, Inc. stated that Cammack LaRhette Brokerage, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cammack LaRhette Brokerage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cammack LaRhette Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dannible & McKee LLP

Dannible & McKee, LLP
Syracuse, New York

CAMMACK LARHETTE BROKERAGE, INC.
(An S corporation)
EXEMPTION FROM SEC.1934 RULE 240.15c3-3
CUSTOMER PROTECTION RULE -
RESERVE AND CUSTODY OF SECURITIES REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2018

To the best knowledge and believe of Cammack Larhette Brokerage, Inc. (the Company), the Company is exempt from SEC.1934 Rule 240.15c3-3 – Customer Protection: Reserve and Custody of Securities for the year ended December 31, 2018.

The basis for this exemption is SEC.1934 Rule 240.15c3-3(k)(2)(i). The Company is allowed to have a "Special Account for the Exclusive Benefit of customers". All invested customer funds and securities (for which there were none during the year ended December 31, 2018) would be promptly deposited into that aforementioned "Special Account".

The Company has met the exemption provisions of SEC.1934 Rule 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2018 without exception.

Michael Volo

President

Cammack Larhette Brokerage, Inc.

CAMMACK LARHETTE BROKERAGE, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

FISCAL YEAR-ENDED DECEMBER 31, 2018

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

SUPPLEMENTAL EXEMPTION REPORT

****

CAMMACK LARHETTE BROKERAGE, INC.
(An S corporation)
December 31, 2018

CONTENTS